Contact

Top Skills

Venture Capital

Financial Modeling

Start-ups

Certifications

CCIM

CFA Candidate

Series 79 (Previous)

LEED AP

Kim K.

General Partner at Bay Bridge Ventures, Founder of For Good Ventures

San Francisco

Experience

Bay Bridge Ventures
Co-Founder & General Partner
February 2022 - Present (3 months)
San Francisco Bay Area

Launched in 2022, Bay Bridge Ventures is an Institutional ESG and Sustainability focused venture capital firm, purpose-built from the ground up as a diverse-owned and managed organization investing in scalable, profitable, and impactful companies across technology sectors while providing transparency through its industry-leading impact reporting process.

Bay Bridge Ventures was founded on the belief that solutions to the world's hardest environmental and social problems will be accelerated by the advancement of foundational technologies, such as AI & Big Data, Advanced Computing, Sensors & IoT, High-Bandwidth Connectivity, Energy Storage, Robotics and Synthetic Biology.

With a world-class team and scalable institutional investment strategy centered around meeting sophisticated ESG, DEI and Sustainability investment mandates, Bay Bridge Ventures invests in early to mid-stage companies supporting Climate Tech, Health Innovation and Inclusive Capitalism.

For more information, visit www.BayBridgeVC.com.

For Good Ventures
Founder, President
January 2015 - Present (7 years 4 months)
San Francisco, Los Angeles, Hawaii

Investor in technology. Focused on disruptive companies driven by positive impacts for society and the environment.

Turntide Technologies
Board Member
November 2020 - Present (1 year 6 months)

Neighborhood Sun
Board Member
January 2022 - Present (4 months)

Legends of Learning
Board Observer
November 2020 - Present (1 year 6 months)

Venture Lab
Advisor
February 2020 - Present (2 years 3 months)

Unreasonable
Member of Unreasonable Collective
June 2020 - Present (1 year 11 months)

Astia
Angel Investor
October 2020 - February 2022 (1 year 5 months)

Clean Energy for Biden
Finance Council Member
August 2020 - February 2022 (1 year 7 months)

Goldman Sachs
Investment Banking - Technology, Media & Telecom (TMT)
2012 - 2015 (3 years)
San Francisco, Los Angeles

Deutsche Bank
Associate, Investment Banking
2007 - 2010 (3 years)
New York City

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Education

University of Pennsylvania - The Wharton School
Master of Business Administration (M.B.A.), Finance · (2010 - 2012)

Cornell University

School of Hotel Administration

Cornell University School of Hotel Administration
Bachelor's Degree, Finance, Real Estate · (2003 - 2007)

Stanford University
Continuing Education · (2017)

Punahou School
 · (1990 - 2003)